		Exhibit 12

TAUBMAN CENTERS, INC.

Computation of Ratios of Earnings to Combined Fixed Charges and Preferred Dividends
(in thousands, except ratios)

	Nine Months Ended September 30
	2011	2010

Earnings before income from equity investees	$35,025	$15,090

Add back:
Fixed charges	113,421	120,238
Amortization of previously capitalized interest	3,384	3,396
Distributed income of Unconsolidated Joint Ventures	31,990	29,213

Deduct:
Capitalized interest	(406)	(176)
Preferred distributions	(1,845)	(1,845)

Earnings available for fixed charges and preferred dividends	$181,569	$165,916

Fixed charges:
Interest expense	106,903	114,246
Capitalized interest	406	176
Interest portion of rent expense	4,267	3,971
Preferred distributions	1,845	1,845
Total fixed charges	$113,421	$120,238

Preferred dividends	10,975	10,975

Total fixed charges and preferred dividends	$124,396	$131,213

Ratio of earnings to fixed charges and preferred dividends	1.5	1.3